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John Sallaway
Chief Executive Officer, vSpatial

Dallas/Fort Worth Area · **See 500+ connections** ·
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 vSpatial

 Texas Tech University Sch...

About

Entrepreneur and business leader. Co-founded vSpatial with the mission of bringing productivity and collaboration to the immersive XR space.

Activity
1,979 followers

 **Congrats to you and your team!**
John commented

 **Thanks Jim Intriglia. The 'Holy Grail'! We don't like to boast but appreciat...**
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8 Likes

 **Major steps towards bringing you the Workplace of the Future. Exciting...**
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 **How to find the right headset for your enterprise VR project**
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Experience

 **vSpatial**
2 yrs 11 mos

 **Chief Executive Officer**
Apr 2018 – Present · 1 yr 2 mos
Provo, Utah/Dallas, Texas

 **Chief Operating Officer**
Jul 2016 – Apr 2018 · 1 yr 10 mos
Provo/Dallas

Partner
Martin + Sallaway, PLLC
Oct 2013 – Jul 2016 · 2 yrs 10 mos

Partner
Burnett & Thomason
Feb 2008 – Oct 2013 · 5 yrs 9 mos

 Search

Jackson Walker LLP
2006 – 2008 · 2 yrs

Education

Texas Tech University School of Law
Doctor of Law - JD
2003 – 2006



